May 16, 2018

Attn: Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	G-MES Holdings Inc.
Amended Registration Statement on Form S-1 Filed February 12, 2018 File No. 333-219211

Ladies and Gentlemen:

G-MES Holdings Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 9, 2018, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our registration statement, and we respectfully submit the following responses:

1.	Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X.

Response: We have revised our registration statement to included audited financial statements for the years ended December 31, 2017 and 2016, and unaudited financial statements for the quarter ended March 31, 2018 (and related financial information).

2.	Please expand your discussion of working capital items for 2017 and 2016 to provide additional insight into significant changes and trends in your working capital accounts. For instance, it appears your accounts receivable balance as of September 30, 2017, has increased by 76% from December 31, 2016. Please explain the reasons behind such a material increase. Please address changes in days sales outstanding and the related impact of such changes on your cash flows from operations. Address the payment terms typically stipulated in your contracts and sales agreements and discuss the typical payment history. Discuss the underlying reasons for significant instances of slow payment and receivables that remain outstanding for lengthy periods.

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Response: We have revised our Liquidity and Capital Resources disclosures accordingly.

3.	We note your response to our comment number 22 from our letter dated August 2, 2017. It is still not apparent from your response what the effect of any such matters may have on your cash flows. Please respond by expanding your disclosure to address whether any of the matters may have a material impact on your cash flows

Response: We have expanded our disclosure to clarify that none of the matters have a material impact on our cash flows.

4.	We note your response to our comment number 23 from our letter dated August 2, 2017. Please revise to also disclose the actual date that represents the date the financial statements were available to be issued. We refer you to ASC 855-10-50-1a

Response: We have revised our Subsequent Event notes as instructed.

Thank you for your assistance and review.

Sincerely,

G-MES Holdings Inc.

/s/ Samuel Saw Peng Hao Samuel Saw Peng Hao Chief Executive Officer

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